October 16, 2007

VIA EDGAR

Linda VanDoorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	DCT Industrial Trust Inc.
Correspondence responding to SEC Staff comments
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 001-33201

Dear Ms. VanDoorn:

We are writing in response to your letter dated October 4, 2007, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2006 and the Quarterly Reports on Form 10-Q for the periods ended March 31, 2007 and June 30, 2007 of DCT Industrial Trust Inc. (“the Company”). We have considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

Form 10-K

Item 15. Exhibits, Financial Statement Schedules

Consolidated Statement of Operations

1.	Please explain to us why your presentation deviates from Rule 3-15 of Regulation S-X.

We acknowledge that our presentation deviates from Rule 3-15 of Regulation S-X. The Company will revise the Consolidated Statement of Operations in future filings to conform to Rule 3-15 of Regulation S-X.

Note 3 – Real Estate

Contribution of Properties to Institutional Funds

2.	We note numerous transactions in which the company contributed assets to its equity investees. Please tell us and disclose as an accounting policy in future filings how the company accounts for these contributions in its financial statements.

Following is a description of how the Company accounts for contributed assets to its equity investees in its financial statements. Such description will be incorporated into the summary of significant accounting policies footnote in the Company’s future filings.

Investment properties that are contributed to unconsolidated joint ventures are not considered discontinued operations due to our continuing involvement through maintaining an ownership interest in these investment properties and continuing to act as manager of the assets. We recognize any gains from the contribution of investment properties into an unconsolidated joint venture in accordance with SFAS No. 66, Accounting for Sales of Real Estate, if the recognition criteria have been met. Such gains are recognized to the extent of the outside ownership interest in the joint venture in our Consolidated Statements of Operations under the heading of gains on dispositions of real estate interests in continuing operations. We recognize our proportionate share of the ongoing earnings or losses of each unconsolidated joint venture in “Equity in losses of unconsolidated joint ventures, net” in our Consolidated Statements of Operations.

3.	We note that joint ventures, SCLA, Logistics Way, Sycamore Canyon, and South Creek IV Distribution Facility are being accounted for using the equity method. Please tell us how you evaluated these joint ventures under FIN 46(R) in determining that they should not be consolidated.

The Company evaluates all joint ventures with the criteria in FIN 46(R) in determining consolidation status. We concluded that none of the above noted unconsolidated joint ventures qualified as a variable interest entity by analyzing the provisions set forth in the respective joint venture agreements against the criteria indicated in FIN 46(R).

Specifically, regarding sub-paragraph (a) in Paragraph 5 of FIN 46(R), we reviewed the initial equity contributions and additional funding requirements per the respective venture agreements and concluded that each venture had sufficient at-risk equity from its members to permit the entities to finance their activities without additional subordinated financial support. Regarding sub-paragraph (b), we reviewed the respective venture agreements and concluded that for each venture, as a group, the holders of the at-risk equity did not lack any of the three characteristics of a controlling financial interest. Finally, we considered sub-paragraph (c) which further qualifies paragraph 5(b)(1) by indicating that if voting rights are not proportional and if substantially all the activities of the entity are conducted on behalf of an investor that has disproportionately few voting rights then the entity lacks the characteristics indicated in paragraph 5(b)(1). We reviewed the respective venture agreements and determined that for each joint venture, the voting rights were disproportional, and that the activities of the joint venture were not deemed to be solely on the behalf of the investor with disproportionately fewer voting rights to economic interests for reasons such as both investors are involved in the business of real estate development, the operations of the joint venture are no more important to the investor with disproportionately few voting rights, and both investors have a substantial stake in the economic interest of the joint ventures. In conclusion, the Company determined, in each case based upon the specific facts and circumstances and the requirements set forth by FIN 46(R), that each entity was not a variable interest entity. As such, we concluded that these ventures should be reported based upon the equity method in accordance with other relevant literature.

Note 13—Internalization

4.	Explain to us how you determined that approximately $172 million should be allocated to the termination of a contract upon the acquisition of your Former Advisor under the consensus on Issue 2 of EITF 04-1. Your response should specifically address the amount by which the contract was favorable or unfavorable from the registrant’s perspective when compared to pricing for current market transactions for the same or similar items and any stated settlement provisions in the contract available to the counterparty to which the contract is unfavorable.

As requested, the following discussion explains the Company’s process to determine that approximately $172 million should be allocated to the termination of a contract under the consensus on Issue 2 of EITF 04-1, Accounting for Preexisting Relationships Between the Parties to a Business Combination (“EITF 04-1”).

The Company acquired the preexisting relationships and REIT advisory rights held by Dividend Capital Advisors, LLC (“DCA”) pursuant to the acquisition of DCA as of October 10, 2006. The cancelled contract (“Advisory Agreement”) detailed the advisory relationship between DCA and the Company, whereby the Company’s day-to-day activities were managed by DCA, under the supervision of the Company’s Board of Directors. The day-to-day activities DCA performed included, but were not limited to, the selection of the Company’s investments properties, negotiations for these investments and the property management and leasing of these properties. For these services, DCA earned fees based on the purchase prices of the properties acquired and the total undepreciated cost of the acquired properties. Substantially all of DCA’s revenues related to the services provided to the Company.

In order to compensate shareholders of DCA for the cancellation of the Advisory Agreement, the special units DCA held were required to be modified into units of our operating partnership upon cancellation of the Advisory Agreement. The value of the special units was obtained from a third party and was based on the estimated fair value of the units in our operating partnership. EITF 04-1 states that “if there is a preexisting relationship, the acquisition should be considered a multiple-element transaction with one element being the business combination and the other element being the settlement of the preexisting relationship.” The cancellation of the Advisory Agreement was the unfavorable contract from the Company’s perspective, because a substantial portion of the Company’s net asset value would be foregone to the shareholders of DCA if the advisory relationship with DCA was cancelled.

The total acquisition price of approximately $174 million is comprised of $80 million for special units, which is considered the settlement of the preexisting relationship and unfavorable contract, with the remaining $94 million being attributed to the business combination. The staff consensus of EITF 04-1 Issue 2 stated that the settlement of an executory contract in a business combination as a result of a preexisting relationship should be measured at the lesser of (a) the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared to pricing for current market transactions for the same or similar items or (b) any stated settlement provisions in the contract available to the counterparty to which the contract is unfavorable. Accordingly, we recorded a loss of $80 million to “Loss on contract termination and related Internalization expenses” upon the contract cancellation of the Advisory Agreement which was the unfavorable contract from the Company’s perspective.

The remaining purchase price of $94 million was considered to be the business combination element of the transaction, and was allocated to various tangible and intangible assets, including the REIT advisory rights which had an allocated fair value of $92 million. The Company engaged a third-party valuation expert to assist the Company in identifying and valuing the various intangible assets arising from the acquisition of DCA. The Company relied on the third-party valuation expert to allocate the purchase price, which included the items listed in the table below. The fair value of the REIT advisory rights was determined utilizing the discounted cash-flow methodology. The discounted cash-flow methodology estimates the fair value of an asset based on its ability to generate future cash flows. This methodology is particularly useful if future profit margins and growth are expected to vary significantly from historical operating results, as was the case with the Company. The third-party valuation expert issued a Conclusion of Value for DCA’s recognizable intangible assets. As the Advisory Agreement was cancelled, there was no continuing value from the REIT advisory rights to the Company; therefore, the allocated fair value of $92 million was expensed to “Loss on contract termination and related Internalization expenses”.

The estimates of the fair value of the identifiable intangible assets acquired by the Company as part of its acquisition of the assets of DCA as of October 10, 2006, were as follows:

Fair Value (amounts in thousands):
Settlement of the preexisting relationship – special units (unfavorable contract)	$80,000
REIT advisory rights	91,802

Total contract termination expense	171,802

Total tangible assets	170
License agreement	216
Employment contracts	352
Assembled workforce (considered goodwill)	853
Goodwill	345
Closing costs	1,077

Total allocated purchase price	$174,815

Report of Independent Registered Public Accounting Firm

5.	We note that your report of the independent registered public accounting firm does not include a designated signature. Please confirm to us that a manually signed audit opinion was received from the independent registered public accounting firm and please include a signature designation in future filings. Refer to Item 302 of Regulation S-T.

We acknowledge Item 302 of Regulation S-T. The Company confirms that a manually signed audit opinion was received from the independent registered public accounting firm, KPMG LLP. The Company will include a signature designation in future filings to conform to Item 302 of Regulation S-T.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 953-3851 if you have any questions or require additional information.

Sincerely,

/s/ Stuart B. Brown
Stuart B. Brown
Chief Financial Officer

October 16, 2007